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                              May 19, 2020

       Jim Robbins
       Vice President of Finance and Administration
       Viveve Medical, Inc.
       345 Inverness Drive South
       Building B, Suite 250
       Englewood, CO 80112

                                                        Re: Viveve Medical,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed March 19,
2020
                                                            File No. 001-11388

       Dear Mr. Robbins:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2019

       Item 9A. Controls and Procedures, page 52

   1. Please amend this filing to provide management's annual report on internal control over financial reporting.
Refer to Item 308 of Regulation S-K. Note the amendment should include updated Section
302 certifications.
   2. Further to the above, please tell us how you have considered whether management's failure to complete and
disclose its report on internal control over financial reporting impacts its conclusions
regarding the effectiveness of your disclosure controls and
                                                        procedures as of the
end of the fiscal year covered by the report and revise your disclosure as appropriate. In this
regard, discuss how you have considered the definition of
                                                        disclosure controls and
procedures provided in Rule 13a-15(e), which indicates that
                                                        effective controls and
procedures would ensure that information required to be disclosed
 Jim Robbins
Viveve Medical, Inc.
May 19, 2020
Page 2
         by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. Please note the guidance in Compliance and Disclosure Interpretation 115.02.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact David Burton at (202) 551-3626 or Lynn Dicker, Senior Accountant, at
(202) 551-3616 with any questions.



FirstName LastNameJim Robbins                               Sincerely,
Comapany NameViveve Medical, Inc.
                                                            Division of
Corporation Finance
May 19, 2020 Page 2                                         Office of Life
Sciences
FirstName LastName